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                              September 15, 2023

       Steven P. Mullins
       Chief Financial Officer
       PROOF Acquisition Corp I
       11911 Freedom Drive, Suite 1080
       Reston, VA 20190

                                                        Re: PROOF Acquisition
Corp I
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-41104

       Dear Steven P. Mullins:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Financial Statements
       Note 8 - Stockholders' Equity
       Warrants, page F-20

   1. We note that you account for the Public and Private Placement Warrants as equity. Please provide us with your
analysis under ASC 815-40 to support your accounting treatment for the warrants. As part
of your analysis, please address whether there are any terms or provisions in the
warrant agreement that provide for potential changes to the settlement amounts that are
dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those
provisions in accordance with the guidance in ASC 815-40.
 Steven P. Mullins
PROOF Acquisition Corp I
September 15, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 with any other questions.



FirstName LastNameSteven P. Mullins                       Sincerely,
Comapany NamePROOF Acquisition Corp I
                                                          Division of
Corporation Finance
September 15, 2023 Page 2                                 Office of Energy &
Transportation
FirstName LastName